Mail Stop 4561
November 2, 2005

Mr. Michael Schumacher
President
Birch Branch, Inc.
2525 Fifteenth Street, Suite 3H
Denver, CO 80211

Re:	Birch Branch, Inc.
      Amendment No. 1 to Form SB-2
      Filed October 26, 2005
      File No. 333-126654

Dear Mr. Schumacher:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Distribution Date, page 12
1. We note your response to comment 17. Please revise to disclose what will happen to the shares of your common stock if you cannot deliver them because you are unable to locate the PIDV shareholder.








Management`s Discussion and Analysis or Plan of Operation, page 18

Plan of Operation for March 31, 2005 to March 31, 2006
2. We reissue comment 24 in part. Please revise to indicate whether operating costs will increase when you commence operations. If so, describe the reasons for such increase and, if possible, quantify the anticipated increase. Also, please revise the disclosure in your liquidity section to clearly state that management does not expect rental income to be sufficient to cover operating expenses and clarify how you will continue to fund those expenses beyond the next
12 months.
Financial Position, page 20
3. You note that your president has loaned you $410,000 and this loan is accruing interest at the rate of 8% per annum with a balloon payment due in five years at September 30, 2010. Please revise to note whether you believe your potential revenue stream will be sufficient over the next five years to cover your annual expenses as well as the amount owed to your president. Also, please note the basis for your belief.

Business, page 21

Current Business- Birch Branch, Inc., page 21
4. Please revise to note the number of guest rooms in the bed and breakfast.
5. You note on page F-7, that you "are principally in the real estate
investment business."   In this section, you state that you are
"in
the business of owning and operating a bed and breakfast." Please reconcile these two disclosures.
Certain Relationships and Related Transactions, page 26
6. You state that the advances you owed to Pride, Inc. were paid in full in September 2005. Please revise to disclose the source of the funds used to repay Pride, Inc.

Exhibit 5.0 - Legal Opinion
7. We note your response to prior comment 45; however, we continue to believe that you should provide a revised opinion. Since the registration statement covers the sale of shares to PIDV stockholders in the distribution, counsel must opine on the legality of the shares that will be issued in the registered transaction. Refer to Item 601(b)(5) of Regulation S-B.




      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Matthew Maulbeck, Accountant, at (202) 551-
3466
or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at
(202) 551-3856 or the undersigned at (202) 551-3780 with any other questions.



      Sincerely,



      Karen J. Garnett
      Assistant Director


cc:	Clifford L. Neuman (via facsimile)

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Michael Schumacher
Birch Branch, Inc.
November 2, 2005
Page 1